COMMENTS RECEIVED ON 09/11/2019

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008

Fidelity [Horizon] Fund & Fidelity Infrastructure Fund

POST-EFFECTIVE AMENDMENT NO.182

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity U.S. Low Volatility Equity Fund

POST-EFFECTIVE AMENDMENT NO. 169

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319

Fidelity Stocks for Inflation ETF

POST-EFFECTIVE AMENDMENT NO. 50

1)

Fidelity [Horizon] Fund1

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

1 Subsequent to initial filing, the fund’s Board approved a change to the fund’s name to “Fidelity Enduring Opportunities Fund.” All further references in this letter relating to “Fidelity Horizon Fund” will be replaced with the fund’s final name.

2)

Fidelity Enduring Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating investments across different countries and regions.”

C:

The Staff requests we add strategy and risk disclosure if the fund intends to invest principally in any country or region.

R:

The fund does not intend to invest principally in any particular country or region. Therefore, we have not modified the disclosure.

3)

Fidelity Enduring Opportunities Fund and Fidelity Infrastructure Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.”

C:

The Staff requests we add strategies and risk disclosure for each fund if preferred stocks or convertible securities are principal investment strategies of each fund.

R:

The fund does not have a principal investment policy of investing in preferred stock or convertible securities. As a result, we believe the fund’s existing disclosure remains appropriate.

4)

Fidelity Enduring Opportunities Fund and Fidelity Infrastructure Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate strategy and risk disclosure.

R:

Investing in contingent convertible securities is not a principal investment strategy for each fund.

Accordingly, we have not modified the disclosure.

5)

Fidelity Infrastructure Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies that own, operate, or are involved in the distribution, development, and service of infrastructure-related assets. Such companies may include those involved in transportation infrastructure, such as airports, highways, railroads, and marine ports; utilities infrastructure, such as electric, water, gas, and multi-utilities; energy infrastructure, such as oil and gas storage and transportation; and communications infrastructure, such as cell towers; as well as other infrastructure companies.”

C:

The Staff requests we disclose in this section that companies included in the 80% policy have at least 50% of their revenues or profits derived from or at least 50% of their assets committed to the infrastructure sector.

R:

As disclosed in the fund’s SAI, FMR considers a company to be engaged in an infrastructure industry if: (i) at least a plurality of an issuer’s assets, income, sales, or profits are committed to, derived from, or related to infrastructure activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with infrastructure activity or activities. Accordingly, we have not modified the disclosure.

6)

Fidelity Infrastructure Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests that a corresponding emerging markets strategy be added to “Principal Investment Strategies” section.

R:

The fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under “Foreign and Emerging Market Risk” to the extent that the fund may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

8)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

9)

Fidelity Enduring Opportunities Fund, Fidelity Infrastructure Fund, and Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Enduring Opportunities Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [___________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]]”

C:

The Staff would like confirmation for each fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for each fund that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement for each fund. Disclosure will be updated to include the termination date of the arrangement in the (b) filing for each fund. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

10)

Fidelity Enduring Opportunities Fund, Fidelity Infrastructure Fund, and Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund and add small and mid‐cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

11)

Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Employing a strategy that combines fundamental stock selection and quantitative risk management techniques focused on reducing absolute portfolio risk in an effort to produce returns in excess of the Russell 3000 Index over a full market cycle but with lower absolute volatility.”

C:

The Staff requests we describe the index in the prospectus.

R:

The requested disclosure will be added in the Appendix section of the prospectus.

12)

Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Employing a strategy that combines fundamental stock selection and quantitative risk management techniques focused on reducing absolute portfolio risk in an effort to produce returns in excess of the Russell 3000 Index over a full market cycle but with lower absolute volatility.”

C:

The Staff requests we define full market cycle in the “Principal Investment Strategies” section.

R:

The fund’s strategy will be revised as follows: ““Employing a strategy that combines fundamental stock selection and quantitative risk management techniques focused on reducing absolute portfolio risk in an effort to produce returns in excess of the Russell 3000 Index over a full market cycle (generally five to eight years) but with lower absolute volatility.”

13)

Fidelity Enduring Opportunities Fund, Fidelity Infrastructure Fund, and Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in either "growth" stocks or "value" stocks or both.”

C:

The Staff requests we provide risks associated with the growth and value stocks referenced in the “Principal Investment Strategies” section.

R:

The risks associated with these specific investment styles are not principal investment risks of each fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” ‐ ‐ “Stock Market Volatility” in the “Investment Details” section.”

14)

Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

The Staff requests that we add a corresponding strategy for foreign exposure in the “Principal Investment Strategies” section.

R:

Although the fund may invest to a limited extent in securities of foreign issuers, investments in foreign issuers are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

15)

Fidelity U.S. Low Volatility Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

16)

Fidelity U.S. Low Volatility Equity Fund and Fidelity Infrastructure Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

17)

Fidelity Stocks for Inflation ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

18)

Fidelity Stocks for Inflation ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the component selection criteria for the index.

R:

The fund has provided the requested information in the section entitled, “Investment Details – Other Investment Strategies” in the prospectus.

19)

Fidelity Stocks for Inflation ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in securities included in the Fidelity Stocks for Inflation Index℠, which is designed to reflect the performance of stocks of large and mid-capitalization U.S. companies with attractive valuations, high quality profiles and positive momentum signals, emphasizing industries that tend to outperform in inflationary environments.”

C:

The Staff requests we explain what is meant by attractive valuations, high quality profiles, and positive momentum signals.

R:

The complete index methodology is available on the fund’s website. Disclosure regarding additional information with respect to the index is in the “Fund Basics” section under “Other Investment Strategies.” Accordingly, we do not believe additional disclosure is needed.

20)

Fidelity Stocks for Inflation ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may not always hold all of the same securities as the Fidelity Stocks for Inflation Index℠. Geode may use statistical sampling techniques to attempt to replicate the returns of the index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, fundamental characteristics, and liquidity.”

C:

The Staff request that we disclose the use of statistical sampling in the “Principal Investment Strategies” section of the “Fund Summary” since there is a reference to sample selection in the “Principal Investment Risk” section.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N‐ 1A. The fund’s statistical sampling strategy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. Accordingly, we do not believe additional disclosure is needed.

21)

Fidelity Stocks for Inflation ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in securities included in the Fidelity Stocks for Inflation Index℠, which is designed to reflect the performance of stocks of large and mid-capitalization U.S. companies with attractive valuations, high quality profiles and positive momentum signals, emphasizing industries that tend to outperform in inflationary environments.”

C:

The Staff requests we provide examples of industries that tend to outperform in inflationary environments.

R:

This information is included in the index methodology document that will be available on Fidelity.com.

22)

Fidelity Stocks for Inflation ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Normally investing at least 80% of its assets in securities included in the Fidelity Stocks for Inflation Index℠, which is designed to reflect the performance of stocks of large and mid-capitalization U.S. companies with attractive valuations, high quality profiles and positive momentum signals, emphasizing industries that tend to outperform in inflationary environments.”

C:

The Staff requests we add a corresponding mid-cap risk.

R:

The risks associated with mid‐cap investing are not principal investment risks of the fund.

Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal

Investment Risks ”‐“Stock Market Volatility.”

23)

Fidelity Stocks for Inflation ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a risk that the economy may not experience inflation for extended periods of time and disclose how the fund’s performance may be impacted by that type of economic environment.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N‐ 1A. Accordingly, we do not believe additional disclosure is needed.

24)

Fidelity Stocks for Inflation ETF

“Investment Details” (prospectus)

“Principal Investment Risks”

“Passive Management Risk. An index fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, an index fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The structure and composition of an index fund's index will affect the performance, volatility, and risk of the index and, consequently, the performance, volatility, and risk of the fund. The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff questions whether the index currently concentrates in any industry or groups of industries, and, if so, requests we add a separate concentration risk and disclose the industry or industries in which the index is concentrated.

R:

The fund confirms that its benchmark index does not currently concentrate in the securities of issuers in a particular industry or group of industries.

25) Fidelity Stocks for Inflation ETF

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we confirm that the derivatives are in its 20% basket.

R:

We confirm that the derivatives are in the 20% basket.

26)

Fidelity Stocks for Inflation ETF

“Investment Details” (prospectus)

“Other Investment Strategies”

“The Fidelity Stocks for Inflation Index℠ is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked within each sector and given a composite score based on three factors: valuation, quality, and momentum. Within each sector, stocks are weighted based on their market cap weight in the broader U.S. equity market plus an overweight adjustment that is equal for all constituents within that sector. Stocks with the highest composite scores within each sector are identified for inclusion in the index. The index is rebalanced semi-annually, as of the close of business of the CboeBZX on the third Friday in February and August.”

C:

The Staff requests we provide further detailed information regarding the valuation, quality, and momentum factors cited. The Staff also requests we provide more information about the “overweight” adjustment and disclose the approximate number of index constituents.

R:

Please see the response to comment #19.

27)

Fidelity Stocks for Inflation ETF

“Additional Information about the Purchase and Sale of Shares” (prospectus)

“Costs Associated with Creations and Redemptions”

C:

The Staff requests we confirm that total redemption fees will not exceed 2% of the value of the shares redeemed.

R:

The fund’s fees in connection with redemptions of Creation Units will comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed.

28)

Fidelity Stocks for Inflation ETF

“Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.